UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020254

NO ACT
P.E 2-28-02
1-00368

February 28, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2002

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

Walker C. Taylor
Assistant Secretary
ChevronTexaco Corporation
Secretary's Department
575 Market Street, Room 3800
San Francisco, CA 94105

Re: ChevronTexaco Corporation

Dear Mr. Taylor:

This is in regard to your letter dated February 28, 2002 concerning the shareholder proposal submitted by the Sisters of St. Dominic of Caldwell, NJ and co-filers for inclusion in ChevronTexaco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ChevronTexaco therefore withdraws its January 24, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

cc: Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860

ChevronTexaco Corporation
Secretary's Department
575 Market Street, Room 3800
San Francisco, CA 94105
Tel (415) 894-2403
Fax (415) 894-7774
wcta@chevrontexaco.com

Walker C. Taylor
Assistant Secretary

ChevronTexaco

January 24, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: ChevronTexaco 2002 Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(i)(12)(iii) under the Securities Exchange Act of 1934, as amended, ChevronTexaco requests The Division's concurrence that you will not recommend any enforcement action to the Commission if we omit the stockholder proposal, reproduced in Attachment A, from our 2002 Annual Stockholders' Meeting proxy materials. We intend to omit the proposal because we believe that its inclusion would be contrary to Rule 14a-8(i)(12)(iii) and we attach an opinion letter of counsel (Attachment B) supporting this action.

The proposal was submitted by the Sisters of St. Dominic of Caldwell, New Jersey, and the other stockholders listed as copy recipients on our notice letter to proponents, Attachment L. In summary, it requests that ChevronTexaco report on the company's greenhouse gas emissions and cost of reducing them.

Rule 14a-8(i)(12)(iii) Applies

Under this rule, a proposal may be omitted if: (a) it deals with "substantially the same subject matter" as another proposal or proposals that has or have been previously included in the company's proxy materials three times within the preceding five calendar years; and (b) it received a vote of less than 10% at the time of its last submission. The proposal may then be omitted from the company's proxy materials for any stockholder meeting held within three calendar years of the last time it was included in the proxy materials which, in this instance, would include the calendar year 2002.

The 2002 Proposal Deals with Substantially the Same Subject Matter as Three Consecutively Submitted Proposals

The 2002 proposal deals with substantially the same subject matter as the proposals included in the company's 1999, 2000 and 2001 proxy materials – the measurement and reduction of the company's greenhouse gas emissions. These proposals, reproduced in Attachments C, D and E, respectively, share the following substantial similarities:

1. All three of the proposals request a report on the company's greenhouse gas emissions from the company's operations and products;

2. All three of the proposals request that the report also include a recitation of what the company is doing to reduce these emissions;
3. The "Whereas" and "We Believe" clauses of the prior proposals contain many of the same or similar assertions, allegations and opinions of proponent or proponents' experts as appear in the "Whereas" clause of the 2002 proposal:

   - The findings of the Intergovernmental Panel on Climate Change are cited in the 2000 and 2001 proposals;
   - The threat to human health and habitats is raised;
   - Certain other companies are alleged to be taking steps now to assess or reduce greenhouse gas emissions.

Although there are textual differences between the 1999, 2000, 2001 and 2002 proposals, it has long been established that a proposal need not be identical to prior proposals to be excluded under Rule 14A-8(i)(12). See Great Lakes Chemical Corporation, available February 22, 1996. In adopting the current "substantially the same" standard, the Commission expressed the intention that judgments be made "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." See Release No. 34-20091, available August 16, 1983; Mobil Corporation, available March 2, 1981 (make no investment in countries which restrict the free flow of information on the use and disposition of goods and services); Standard Oil of California, available February 12, 1980 (terminate sales and services to South African military and police); and Texaco, Inc., available January 31, 1980 (make no sales of products or services to South African military or police).

The 2002 proposal deals with the same substantive concerns as raised by the 1999, 2000 and 2001 proposals. The thrust or focus of all of them is on the measurement and reduction of the company's greenhouse gas emissions. We note that the Commission, in concurring with the company's exclusion of similar stockholder proposals in the past, has take particular notice of the fact that such proposals, when viewed together with their supporting statements, have appeared to focus on the same subject. See Chevron Corporation, available February 10, 1998 (report on Chevron's business investments in Nigeria omitted as substantially similar to prior proposals requesting a report on worldwide investment guidelines).

Based on the foregoing interpretations, we believe that it is evident that the 2002 proposal and the three prior proposals deal with the same subject matter. Therefore, it is appropriate that the propriety of the submission of the 2002 proposal be determined within the constraints of Rule 14a-8(i)(12)(iii).

The 2001 Stockholder Vote Disqualified the Substantially Similar 2002 Proposal from Inclusion in the Company's 2002 Proxy Materials Under Rule 14a-8(i)(12)(iii)

Since 1999, the company's stockholders have annually considered the merits of the subject matter of the 2002 proposal. In 2001 the stockholders' vote cast in favor of the proposal was only 9.623% of the total shares voted. This vote fell short of the 10% required for the resubmission of the substantially similar proposal during the subsequent three calendar year period.

The stockholder votes cast in favor of the prior proposals, as certified by the Inspectors of Election (Attachments I, J and K) are as follows:

1999	7.4009%
2000	8.7832%
2001	9.6237%

In accordance with the Commission's interpretation of Rule 14a-8(i)(12), Chevron has disregarded abstentions in calculating the above percentages of "votes cast". See Loews Corporation, available January 6, 1995.

For three consecutive years our stockholders have given due consideration to the similar subject matter presented by the 2002 proposal. The issues raised by the 2002 proposal were fully addressed by the company's management opposition statements on the 1999, 2000 and 2001 proxy statements. (See Attachments C, D and E.)

In 2001 the proposal failed to attract a vote in favor of at least 10% of the votes cast. Under Rule 14a-8(i)(12)(iii) a ten- percent vote in favor is necessary for a resubmission during a subsequent three calendar year period.

In similar situations, the Division has concurred with respect to the omission of substantially similar stockholder proposals pursuant to Rule 14a-8(i)(12) or a predecessor rule. See, e.g., AT&T Corporation, available February 17, 1998 (proposal calling for prior stockholder approval of large political contributions and annual disclosure of political contributions omitted pursuant to Rule 14a-8(c)(12)(iii)); Great Lakes Chemical Corporation (health and environmental proposal relating to methyl bromide omitted pursuant to Rule 14a-8(i)(12)(ii)); International Paper Company, available December 22, 1993 (CERES environmental principals proposals omitted pursuant to Rule 14a-8(c)(12)(ii)); A.O. Smith Corporation, available December 22, 1994 (wages and environmental standards proposal omitted pursuant to Rule 14a-8(i)(12)(i)); Minnesota Mining and Manufacturing Company, available January 21, 1994 (South Africa policy proposal omitted pursuant to Rule 14a-8(c)(12)(iii)); and Kennametal, Inc., available August 24, 1992 (South Africa policy proposal omitted pursuant to Rule 14a-8(i)(12)(iii)).

Conclusion

The proposal deals with substantially the same subject matter – the measurement and reduction of greenhouse gas emissions from the company's operations and products – as previously considered at Chevron's 1999, 2000 and 2001 annual stockholder meetings. In 2001, the year of the third submission of a substantially similar proposal, the 10% favorable vote required to qualify for a subsequent submission was not attained. Therefore, we intend to omit the proposal under Rule 14a-8(i)(12)(iii). We respectfully request the Division's concurrence in the omission.

As required by Rule 14a-8(j)(1), we are sending a copy of this letter to the proponents with Attachment L notifying the proponents of our intention to omit the proposal from the 2002 Annual Meeting of Stockholders proxy materials.

Enclosed herewith are six copies of this letter with attachments and an additional receipt copy with a self-addressed envelope. Please return the copy to me marked as appropriate to acknowledge your receipt. If you have any questions regarding this letter, please contact me or Anne Payne at (415) 894-7157 or annepayne@chevrontexaco.com.

Very truly yours,

Walker C. Taylor

Attachments

A. The Sisters of St. Dominic of Caldwell, New Jersey, Proposal
B. Concurring Opinion Letter of Counsel
C. Company's 1999 Annual Meeting Proxy Statement, pp. 24-26
D. Company's 2000 Annual Meeting Proxy Statement, pp. 28-30
E. Company's 2001 Annual Meeting Proxy Statement, pp. 32-33
F. Company's 1999 letter listing names and ownership of proponents
G. Company's 2000 letter listing names and ownership of proponents
H. Company's 2001 letter listing names and ownership of proponents
I. Certificate of Inspector of Election, 1999 Annual Meeting of Stockholders
J. Certificate of Inspector of Election, 2000 Annual Meeting of Stockholders
K. Certificate of Inspector of Election, 2001 Annual Meeting of Stockholders
L. Company's Notice to Proponents of Intention to Omit Proposal

ChevronTexaco Corp.
REDUCING GREENHOUSE GAS EMISSIONS

WHEREAS:

- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (IPCC, 2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats to human health and habitats include (IPCC, 2001):
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in increased drowning, disease and, in developing countries, hunger;
  - increases, in some geographic areas, in droughts, floods, landslides, storms, and incidences of water-borne (cholera) and vector-borne (malaria) diseases; and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of more vulnerable species and loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. *(Wall Street Journal*, 7/24/01)
- Dupont's CEO stated, "We are preparing our company for a long journey to a more climate-friendly...global economy. We have already reduced our global greenhouse gases by nearly 60%, [and are] committed to... setting new goals for 2010: reducing global carbon-equivalent greenhouse gas emissions by 65% [from 1990 levels]; holding total energy use flat [at 1990 levels]; and using renewable resources for 10% of our global energy use." (11/00)
- Major automakers are developing alternative non-combustion engines and technologies to reduce vehicles' fossil fuel demands. Ford's Chairman has said, "We are committed to an improvement in fuel economy for all of our vehicles... [and] a reduction in carbon dioxide emissions. We know greenhouse gases and global temperatures are increasing." (4/14/00)
- Royal Dutch/Shell and BP have invested in renewables for years. Royal Dutch/Shell added a penalty of $5/ton of carbon produced when evaluating investment returns on new projects, anticipating more stringent carbon-related regulatory regimes. *(Financial Times*, 9/12/00).
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies, and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001)
- Thirty-nine top religious leaders stated, "...global warming is a scientific fact.... More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that ChevronTexaco report to shareholders (at reasonable cost and omitting proprietary information) by August 2002 on (a) total annual greenhouse gas emissions (i) from our company's own operations and (ii) from its products (as best as the Company can estimate); and (b) an estimate of the feasibility and cost of substantially reducing these emissions, together with an evaluation of whether our Company would need such changes to be made on an industry-wide basis and, if so, how that could be accomplished.

10.19.01

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

January 24, 2002

ChevronTexaco Corporation
575 Market Street
San Francisco, California 94105

Re: Sisters of St. Dominic Stockholder Proposal

Ladies and Gentlemen:

We have reviewed your letter, dated January 23, 2002, to the Office of Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to a stockholder proposal submitted by the Sisters of St. Dominic of Caldwell, New Jersey for inclusion in the Proxy Statement for your 2002 Annual Meeting of Stockholders (the "Letter"). We have also reviewed the attachments to the Letter.

Please be advised that, in our opinion, the subject proposal may be excluded from said Proxy Statement pursuant to Rule 14a-8(*i*)(12)(*iii*) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because (a) it deals with substantially the same subject matter as a prior proposal submitted at three meetings held within the preceding five calendar years; and (b) on the last submission of such a proposal to the shareholders of the corporation, the proposal received less than 10% of the vote, in each case, as more fully explained in the Letter.

Very truly yours,

Pillsbury Winthrop LLP

[04843]

Attachment B

STOCKHOLDER PROPOSAL TO REPORT ON GREENHOUSE GAS EMISSIONS

(Item 4 on the proxy form)

CHEVRON GLOBAL WARMING

WHEREAS:

The overwhelming majority of independent, peer-reviewed atmospheric scientists agree that global warming is not hypothetical but a real, existing problem posing serious challenges for modem civilization;

The impacts of global warming on our public health and welfare include increased occurrence of extreme weather events, sea-level rise, increased spread of infectious diseases, and more frequent and deadly heat waves like the summer of 1998 which was linked to more than 150 deaths in Texas alone.

British Petroleum and Royal Dutch Shell, have already begun making decisions for their long-term growth which factor in the conclusions of the scientific community warning about the effect of fossil fuel combustion on climate change. John Browne, Group Chief Executive of BP America has stated: "The time to consider the policy dimensions of climate change is . . . when the possibility cannot be discounted. . . . We in BP have reached that point."

WE BELIEVE:

It will cost U.S. taxpayers billions of dollars to combat the impacts of global warming. So far, our company has not lived up to its responsibility as a producer of the pollution which causes global warming. In order to leave the children of the world a safe and healthy environment, and protect threatened plants and animals, it is time for Chevron to catch up with the companies who are preparing for the future now by taking the concrete steps necessary to assess their opportunities for reducing the amount of carbon pollution they produce. Failing to rise to the challenge set by industry leaders will hurt our company's competitiveness and cost our shareholders increasing amounts of money.

RESOLVED: that the shareholders of Chevron request that the Board of Directors report (at reasonable costs and omitting proprietary information), to shareholders by August 1999, on the greenhouse gas emissions from our company's own operations and products, including (with dollar amounts where relevant) (i) what our company is doing in research and/or action to reduce those emissions and ameliorate the problem, (ii) the financial exposure of our company and its shareholders due to the likely costs of reducing those emissions and potential liability for damages associated with climate change, and (iii) actions by our company, or by the industry associations to which it pays dues, promoting the view that the issue of climate change is exaggerated, not real, or that global warming may be beneficial.

SUPPORTING STATEMENT

We believe that Chevron is exposing its shareholders to financial risk by continuing to produce unnecessary amounts of the pollution which causes global warming, even as the problem of climate change becomes more severe, more widely understood, and more likely to lead to legislation that will penalize excessive carbon polluters. Furthermore, we believe that our company is incurring costs for advertising and lobbying to suggest that the problem of global warming is exaggerated, not real, or too costly to deal with; and thus using our prestige and influence to delay any lessening of climate change.

Attachment C

YOUR BOARD'S RECOMMENDATION ON REPORT ON GREENHOUSE GAS EMISSIONS

Your Board believes adoption of this proposal is unnecessary in light of Chevron's position and action plan regarding global climate change. Your Board shares the proponents' concern about the possible effects of climate change on future generations. In accordance with Chevron's long-standing environmental Policy 530—*Protecting People and the Environment*, we have developed a responsible position and action plan which we believe adequately address this concern.

As an international energy company, Chevron provides fossil fuel products vital to the development of the world's economies. While contributing to economic growth, use of these fuels has contributed to an increase in the "greenhouse" gases—mainly carbon dioxide and methane—in the earth's atmosphere. Many scientists are concerned that this increase is leading to climate change with adverse effects on the environment. Other scientists question the link between the increase in greenhouse gases and potential climate change. Until the scientific evidence is more compelling, Chevron has endorsed an "insurance policy" approach that will slow worldwide growth in greenhouse gas emissions without harming the economy.

Chevron has developed a four-pronged action plan.

- We undertake voluntary actions to increase energy efficiency and reduce emissions. Here are a few examples of past and future actions: Chevron has improved worldwide energy efficiency by over 15% per barrel of output since 1991; Chevron has reduced methane emissions from our U.S. oil and gas operations under the EPA's Star Program; Chevron has improved its office building efficiency as a participant in the EPA's "Green Lights" program; Chevron has reduced gas flaring in West Africa by completing the Escravos Natural Gas Plant, developing the West Africa Gas Pipeline to market natural gas to replace oil and fuel wood in Benin, Togo and Ghana, and re-injecting produced gas.

  As we increase production to meet the world's growing energy needs, we are committed to implementing ways to steadily reduce the emissions from our operations.

- We track progress in reducing emissions. Last year Chevron began compiling an estimated inventory of its greenhouse gas emissions. We will use these preliminary numbers to track our progress. Each year, Chevron's worldwide operations emit about 12 million tons of carbon, up about five percent since 1990. However, in the countries covered by the Kyoto Protocol, which calls for an average reduction of 5% below 1990 levels, our current emissions are already about 10% below 1990 levels.

- We support further scientific research and improved technology. We encourage research by university, government and independent scientists to improve our understanding of possible changes to the global climate and to identify appropriate mitigation measures. We will continue to develop and apply innovative technologies to improve the energy efficiency of producing and delivering our products.

- We advocate fair, flexible and cost effective policies. We believe that any imposed policy actions should be cost effective and use market-based mechanisms that do not discriminate against any fuel, industry, or country. These include such elements of the Kyoto Protocol as the Clean Development Mechanism, Joint

Implementation, and Emissions Trading. Chevron is trying to help with the development of such practical tools through the International Petroleum Industry Environmental Conservation Association and by sponsoring the Dakar Conference on the Clean Development Mechanism last October and a follow-up conference in early 1999.

While Chevron supports development of market-based mechanisms, we cannot support the Kyoto Protocol's targets and timetables. We are particularly concerned about the greenhouse gas reduction requirements for the United States, since they are disproportionate to commitments of other developed nations and since the developing nations are not yet involved in a meaningful way.

We believe our position and action plan to address global climate change substantially address the concerns raised in the stockholder proposal.

Your Board recommends that you vote AGAINST this proposal.

STOCKHOLDER PROPOSAL TO REPORT ON GREENHOUSE GAS EMISSIONS

(Item 6 on the proxy form)

WHEREAS:

The overwhelming majority of independent, peer-reviewed atmospheric scientists agree that global warming is a real, existing problem, posing serious challenges to our country;
The Intergovernmental Panel on Climate Change, composed of more than 2000 government selected scientists, warns that global warming caused by burning fossil fuels and emitting greenhouse gases is already under way;
More frequent and deadly heat waves have claimed the lives of increasing numbers of poor, asthmatic and elderly people nationwide;
Spring comes a week earlier across the Northern Hemisphere than it did 30 years ago;
Severe rainstorms have grown by almost 20%;
The Arctic ice sheet is in many places 40 inches thinner than its normal 10 ft;
Warmer waters have bleached coral reefs around the globe;
Glaciers are melting;
Sea levels are rising.

WE BELIEVE:

In order to leave the children of the world a safe and healthy environment, and protect threatened plants and animals, it is time for Chevron to live up to its responsibility as a producer of the pollution which causes global warming. A variety of companies including Enron, BP Amoco, 3M, Toyota and others have stated that they "accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences." These companies are preparing for the future now by taking the concrete steps necessary to assess their opportunities for reducing the amount of carbon pollution they produce. Failing to rise to the challenge set by these industry leaders will hurt our company's competitiveness and cost our shareholders increasing amounts of money.

RESOLVED: that the shareholders of Chevron request that the Board of Directors report (at reasonable costs and omitting proprietary information), to shareholders by August 2000, on the greenhouse gas emissions from our company's own operations and products, including (with dollar amounts where relevant) (i) what our company is doing in research and/or action to reduce those emissions and ameliorate the problem, (ii) the financial exposure of our company and its shareholders due to the likely costs of reducing those emissions and potential liability for damages associated with climate change, and (iii) actions by our company, or by the industry associations to which it pays dues, promoting the view that the issue of climate change is exaggerated, not real, or that global warming may be beneficial.

SUPPORTING STATEMENT

We believe that Chevron is exposing its shareholders to financial risk by continuing to produce unnecessary amounts of the pollution which causes global warming, even as the problem of climate change becomes more severe, more widely understood, and more likely to lead to legislation that will penalize excessive carbon polluters.
Furthermore, we believe that our company is using shareholder money for advertising and lobbying to suggest that the problem of global warming is exaggerated, not real, or too costly to deal with; and thus using our prestige and influence to obstruct efforts to address climate change.

YOUR BOARD'S RECOMMENDATION ON REPORT ON GREENHOUSE GAS EMISSIONS

Recommendation of the Board AGAINST this Proposal:

Global climate change continues to be an issue of strategic importance to our industry and company, and Chevron shares the concern about the possible effects of climate change on future generations. This very important environmental issue is covered under our Policy 530, *Protecting People & The Environment*, and Chevron is doing what we can to slow worldwide growth in greenhouse gas emissions without unduly harming the global economy.

As an international energy company, Chevron provides energy products vital to the development of the world's economies and to our nation's continued economic growth. While contributing significantly to economic growth, use of these fuels has also contributed to an increase in the concentration of "greenhouse" gases—mainly carbon dioxide and methane—in the atmosphere.

Our objective is to increase oil and natural gas production to meet the world's growing energy needs, and at the same time steadily reduce emissions per unit of output from operations. In recent years, Chevron has participated in energy conservation efforts such as the Environmental Protection Agency's "Green Lights" program and has continued to reduce emissions of methane from our US oil and gas operations as a charter member of EPA's Natural Gas STAR Program. In 1999, the EPA recognized Chevron's North American oil and gas producing operations as "STAR Partner of the Year."

As part of our ongoing efforts to reduce gas flaring in West Africa, Chevron has completed the Escravos Natural Gas Plant and has signed memoranda of understanding with four host governments to construct a natural gas pipeline that would provide the clean energy needed to support sustainable economic development. Operation of the Escravos Plant is already resulting in reduced greenhouse gas emissions, and the West African Gas Pipeline will reduce total greenhouse gas emissions by an additional 100 million metric tons of carbon dioxide over a 20-year project life. Recently, Chevron also began operations at a West African offshore oil production platform that re-injects, rather than flares, all associated natural gas. All of these projects result in reduced greenhouse gas emissions.

Chevron is using these and other results to develop an estimated "emissions inventory" to track our progress in reducing emissions. In 1998 (the last year for which data are available), Chevron's greenhouse gas emissions from worldwide operations were up only 1% from 1997, compared to production growth of 3%, indicating continued reduction in emissions per unit of output. In addition, since 1991, Chevron has improved overall energy efficiency (which also results in reduced greenhouse gas emissions) by about 16%.

Another aspect of our voluntary effort is to help facilitate the development of practical tools to reduce emissions. Chevron sponsored 1998 and 1999 conferences on the Clean Development Mechanism, one of the more promising efforts to reduce emissions using market-based incentives rather than penalties.

As a result of these and other voluntary actions, Chevron's total greenhouse gas emissions in the developed countries are declining and are currently more than 10% below 1990 levels. The success of these voluntary efforts confirms our ongoing commitment to combining superior economic performance with environmental responsibility.

Despite these and other people's voluntary actions, the concern that greenhouse gas emissions are leading to, or could lead to, adverse effects on the environment is causing a number of scientists and policy makers to call for mandates to cut fossil fuel use. At the same time, many of these same scientists recognize that the link between the human contribution to the increase in greenhouse gases and potential climate change remains uncertain. Consequently, in addition to stating our commitment to environmental protection, our policy advocates that sound science should drive environmental regulations. So we strongly endorse more scientific research to solve the climate change puzzle before governments adopt additional mandates to restrict emissions.

Chevron understands the concern surrounding global climate change. We are responding with voluntary actions to reduce emissions, while at the same time providing vital energy products in an environmentally responsible manner. We believe that Chevron's actions satisfy the concerns raised in the stockholder proposal.

Your Board recommends that you vote AGAINST this proposal.

STOCKHOLDER PROPOSAL TO REPORT ON GREENHOUSE GAS EMISSIONS

(Item 6 on the proxy form)

WHEREAS:

The overwhelming majority of independent, peer-reviewed atmospheric scientists agree that global warming is a real, existing problem, posing serious challenges to our country;

The Intergovernmental Panel on Climate Change, composed of more than 2000 government selected scientists, warns that global warming caused by burning fossil fuels and emitting greenhouse gases is already under way;

More frequent and deadly heat waves have claimed the lives of increasing numbers of poor, asthmatic and elderly people nationwide;

Spring comes a week earlier across the Northern Hemisphere than it did 30 years ago;

Severe rainstorms have grown by almost 20%;

The Arctic ice sheet is in many places 40 inches thinner than its normal 10 ft;

Warmer waters have bleached coral reefs around the globe;

Glaciers are melting;

Sea levels are rising.

WE BELIEVE:

In order to leave the children of the world a safe and healthy environment, and protect threatened plants and animals, it is time for Chevron to live up to its responsibility as a producer of the pollution which causes global warming. A variety of companies including Enron, BP Amoco, 3M, Toyota and others have stated that they "accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences." These companies are preparing for the future now by taking the concrete steps necessary to assess their opportunities for reducing the amount of carbon pollution they produce. Failing to rise to the challenge set by these industry leaders will hurt our company's competitiveness and cost our shareholders increasing amounts of money.

RESOLVED: that the shareholders of Chevron request that the Board of Directors report (at reasonable costs and omitting proprietary information), to shareholders by August 2001, on the greenhouse gas emissions from our company's own operations and products, including (with dollar amounts where relevant) (i) what our company is doing in research and/or action to reduce those emissions and ameliorate the problem, and (ii) the financial exposure of our company and its shareholders due to the likely costs of reducing those emissions for damages associated with climate change.

SUPPORTING STATEMENT

We believe that Chevron is exposing its shareholders to financial risk by continuing to produce unnecessary amounts of the pollution which causes global warming, even as the problem of climate change becomes more severe, more widely understood, and more likely to lead to legislation that will penalize excessive carbon polluters. Furthermore, we believe that our company is using shareholder money for advertising and lobbying to suggest that the problem of global warming is exaggerated, not real, or too costly to deal with; and thus using our prestige and influence to obstruct efforts to address climate change.

Attachment E

YOUR BOARD'S RECOMMENDATION AGAINST THE PROPOSAL TO REPORT ON GREENHOUSE GAS EMISSIONS

We are concerned about the possible effects of climate change on future generations. That's why our Policy 530 and *Protecting People and the Environment* program obligate us to reduce our energy use and greenhouse gas emissions, as described in our statement, "Position On Global Climate Change," on our web site, *www.chevron.com.*

We understand the concerns about the greenhouse gases emitted during combustion of fossil fuels, but we also must provide energy products vital to the growth of the world's economies. We believe we are doing our part to slow the worldwide increase in greenhouse gas emissions through efforts such as these:

- In 2001, we are improving our tracking of greenhouse gas emissions to produce more accurate baselines against which we can benchmark future efforts to reduce emissions.

- Our emissions per unit of production have declined over the past five years.

- Our total greenhouse gas emissions in the developed countries are declining and are currently more than 10 percent below 1990 levels.

- Since 1991, Chevron has improved overall energy efficiency by about 17 percent.

- We are leading billion-dollar-plus efforts to reduce gas flaring from our operations in Africa. Our Escravos Natural Gas Project in Nigeria has the capacity to process about 300 million cubic feet per day of gas that otherwise would be flared. Also we are designing the West Africa Gas Pipeline that will reduce emissions by an additional 100 million metric tons over its 20-year project life.

- We are co-sponsoring a project to develop new carbon dioxide separation and geologic sequestration technology, and we are developing hydrocarbon fuels and reformer technology for fuel cells.

- We are working with U.S. governmental officials to establish incentives for companies to develop and receive credit for projects that reduce greenhouse gas emissions. We do not directly support organizations that claim global warming is unimportant.

We believe that our Policy 530 and *Protecting People and the Environment* program and our current operational, reporting and management practices address the issues raised in this proposal.

Your Board recommends that you vote AGAINST this proposal.

March 22, 1999

Chevron Corporation
575 Market Street, 38th Floor
San Francisco, CA 94105

Lydia I. Beebe
Corporate Secretary
Phone 415 894 3232
Fax 415 894 7774

Dear Stockholder:

The names and addresses of the proponents of the stockholder proposals set forth in the Corporation's March 22, 1999 proxy statement, as well as the number of shares they hold, are as follows:

Item 3 on the Proxy Card – Adopt a Toxic Chemicals Information Policy

Sister Mary Allen Rosholt, CSJ — 9,000 shares
Sister Anne McMullen, CSJ
Sisters of Saint Joseph of Carondalet
11999 Chalon Road
Los Angeles, CA 90049-1524

Sister Elaine Sanchez — 276 shares
Sister Teresa Marie Stiegler
Sisters of the Holy Family
159 Washington Boulevard
Fremont, CA 94539-5209

Sister Susan Vickers — 100 shares
Mr. John R. Burgis
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111-1024

Item 4 on the Proxy Card – Report on Greenhouse Gas Emissions

Sister Barbara Aires, SC — 1,000 shares
Congregation of the Sisters of Charity
of the Incarnate Word
P. O. Box 230969
Houston, TX 77223-0969

Attachment F

Item 4 on the Proxy Card – Report on Greenhouse Gas Emissions (continued)

Sister Susan Jordan, SSND School Sisters of Notre Dame Cooperative Investment Fund 336 East Ripa Avenue St. Louis MO 63125	56 shares
Rev. Claude Lenehan, OFM Province of the Most Holy Name of Jesus of the Order of Friars Minor in the USA 146 Danforth Avenue Paterson NJ 07501-3204	5,071 shares
Sister Susan Mika, OSB Benedictine Sisters 530 Bandera Road San Antonio TX 78240	700 shares

Item 5 on the Proxy Card – Abandon ANWR Drilling Plans

Ms. Kendall Alford-Madden c/o Mr. Simon Billenness, Senior Analyst Franklin Research & Development Corporation 711 Atlantic Avenue Boston MA 02111-2809	50 shares

Very truly yours,

o:\annmeet\proponen.doc

Chevron

March 22, 2000

Chevron Corporation
575 Market Street, 38th Floor
San Francisco, CA 94105

Lydia I. Beebe
Corporate Secretary
Phone 415 894 3232
Fax 415 894 7774

Dear Stockholder:

The names and addresses of the proponents of the stockholder proposals set forth in the Corporation's March 22, 2000 proxy statement, as well as the number of shares they hold, are as follows:

Item 4 on the Proxy Card – Eliminate Bioaccumulative Halogenated Pollutants

Sister Susan Vickers, RSM — 100 shares
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco CA 94111-1024

Sister Barbara Aires, S.C. — 100 shares
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth
P. O. Box 476
Convent Station NJ 07961-0476

Sister Maureen O'Connor, CSJ — 11,840 shares
Sister Anne McMullen, CSJ
Sisters of Saint Joseph of Carondelet in California
11999 Chalon Road
Los Angeles CA 90049-1524

Michael A. Kelly
Trustee — 4,040 shares
The Sisters of Charity Retirement Trust
2600 North Loop West
Houston TX 77092

Item 4 on the Proxy Card – Eliminate Bioaccumulative Halogenated Pollutants (continued)

Sister Valerie Heinonen, O.S.U. Corporate Responsibility Representative Dominican Sisters of Hope Ministry Trust 229 North Highland Avenue Ossining NY 10562	5,600 shares
Sister Valerie Heinonen, O.S.U. Corporate Responsibility Representative Ursuline Sisters of Tildonk – United States Province 81 – 15 Utopia Parkway Jamaica NY 11432-1308	2,000 shares

Item 5 on the Proxy Card - Report on Potential Environmental Damage to ANWR

Ms. Kendall Alford-Madden c/o Mr. Simon Billenness, Senior Analyst Trillium Asset Management Corporation 711 Atlantic Avenue Boston MA 02111-2809	400 shares
Sisters of Mercy Regional Community of Detroit co (Rev.) Gordon Judd, CSB Coordinator of Corporate Responsibility 29000 Eleven Mile Road Farmington Hill MI 48336	> $2,500 in value
Sister Patricia Kelly, SSJ Sisters of Saint Joseph Mount Saint Joseph Convent 9701 Germantown Avenue Philadelphia PA 19118	17,000 shares
Ms. Stacy Costello Research Assistant Weeden Foundation 747 Third Avenue, 34th Floor New York, NY 10017	100 shares

Item 6 on the Proxy Card – Report on Greenhouse Gas Emissions

Sister Barbara Aires, S.C. — 1,000 shares
Coordinator of Corporate Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale – P.O. Box 230969
Houston TX 77223-0969

Sister Susan Jordan, SSND — 56 shares
Corporate Responsibility Agent for the Board of Directors
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis MO 63125

Bro. Thomas G. Krieter, C.S.C. — 50 shares
Provincial Steward
Congregation of the Holy Cross, Southern Province
2111 Brackenridge Street
Austin TX 78704-4322

(Rev.) John E. Dister, S.J. — > $2,000 in value
Provincial Assistant for Social & Pastoral Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit MI 48221-2198

Very truly yours,

Lydia I. Beebe

o:\annmeet\proponen2000.doc

Chevron

March 21, 2001

Chevron Corporation
575 Market Street, 38th Floor
San Francisco, CA 94105

Lydia I. Beebe
Corporate Secretary
Phone 415 894 3232
Fax 415 894 7774

Dear Stockholder:

The names and addresses of the proponents of the stockholder proposals set forth in the Corporation's March 21, 2001 proxy statement, as well as the number of shares they hold, are as follows:

Item 4 on the Proxy Card – Eliminate Bioaccumulative Halogenated Pollutants

Sister Susan Vickers, RSM — 7,300 shares
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111-1024

Sister Barbara Aires, S.C. — 100 shares
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth
P. O. Box 476
Convent Station, NJ 07961-0476

Sister Anne McMullen, CSJ — 11,840 shares
Justice Coordinator
Sisters of Saint Joseph of Carondelet in California
11999 Chalon Road
Los Angeles, CA 90049-1524

Sister Mary Brigid Clingman, OP — 7,000 shares
Councilor of Mission and Advocacy
Sisters of the Order of St. Dominic
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

Attachment H

Item 5 on the Proxy Card - Report on Potential Environmental Damage to ANWR

Sister Lynn Chappell, SP Sisters of Providence – Mother Joseph Province 9 East Ninth Avenue Spokane, WA 99202-1295	5,000 shares
The Retirement Plans for the Employees of the Sisters of Mercy Regional Community of Detroit c/o (Rev.) Gordon Judd, CSB Coordinator of Corporate Responsibility 29000 Eleven Mile Road Farmington Hill MI 48336	1,200 shares
Ms. Kendall Alford-Madden c/o Mr. Simon Billenness, Senior Analyst Trillium Asset Management Corporation 711 Atlantic Avenue Boston MA 02111-2809	100 shares
Sister Patricia Kelly, SSJ Sisters of Saint Joseph Mount Saint Joseph Convent 9701 Germantown Avenue Philadelphia PA 19118	12,000 shares
Ms. Shauna MacKinnon Research Assistant Weeden Foundation 747 Third Avenue, 34th Floor New York, NY 10017	100 shares

Item 6 on the Proxy Card – Report on Greenhouse Gas Emissions

Connie J. Takamine, Treasurer Women's Division of the General Board of Global Ministries The United Methodist Church 475 Riverside Drive, 15th floor New York , NY 10115	7,630 shares
Father Henri Debruyne Executive Vice President Immaculate Heart Missions, Inc. 4651 North 25th Street Arlington, VA 22207	4,000 shares
Sister Susan Jordan, SSND School Sisters of Notre Dame Cooperative Investment Fund 336 East Ripa Avenue St. Louis, MO 63125	56 shares
Margaret P. Gilleo, TTEE Margaret P. Gilleo Revocable Living Trust U/A Dtd September 24, 1990 40 Willow Hill St. Louis, MO 63124-2072	840 shares
Elizabeth Elliott McGeveran Vice President Friends Ivory & Sime, Inc. One World Trade Center, Suite 2101 New York, NY 10048-0080	225,000 shares
Sisters of St. Dominic of Caldwell, NJ c/o Timothy Smith, SVP Director of Socially Responsive Investing Walden Asset Management 40 Court Street Boston, MA 02108	4,300 shares

Item 6 on the Proxy Card – Report on Greenhouse Gas Emissions (continued)

(Rev.) John E. Dister, S.J. — shares > $2,000 in value
Provincial Assistant for Social & Pastoral Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2198

Sister Susan Mika — 710 shares
Corporate Responsibility Program
Benedictine Sisters
530 Bandera Road
San Antonio, TX 78228

Sister Valerie Heinonen, o.s.u. — 1,900 shares
Corporate Responsibility Representative
Ursuline Sisters of Tildonk
United States Province
81-15 Utopia Parkway
Jamaica, NY 11432-1308

Sister Lillian Anne Healy, CCVI — 100 shares
Director of Corporate Responsibility
Sisters of Charity of the Incarnate Word
6510 Lawndale
P. O. Box 230969
Houston, TX 77223-0969

Very truly yours,

Lydia I. Beebe

Lydia I. Beebe

o:\corpaff\Annmeet\proponen2001.doc

CHEVRON CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
APRIL 28, 1999

CERTIFICATE OF INSPECTOR OF ELECTION

Duane P. Knutson, of ChaseMellon Shareholder Services, L.L.C., duly appointed to act as Inspector of Election for the Annual Meeting of Stockholders of Chevron Corporation (the "Company") held on April 28, 1999 (the "Meeting"), does hereby certify as follows:

- A total of 653,316,894 shares of common stock of the Company was outstanding and entitled to vote at the Meeting.
- A total of 508,147,512 shares was represented at the Meeting.
- All ballotes and proxies received from stockholders for the Meeting were examined to determine whether they were valid and properly executed by the stockholder. All valid ballots and proxies were counted. Invalid ballots and proxies were not counted.
- No challenges were made to any determinations by the Inspector of Election.
- In some cases, proxies were submitted by banks, brokers, their nominees, or similar persons which represented more votes than the number of shares held of record (as shown by the records of a security depository and provided to the tabulator). In the case of such overvote, the number of shares voted was reduced to an amount equal to the number of shares held of record. No contact was made with brokers, banks, their nominees, or similar persons to reconcile these overvotes.
- I hereby certify that my determination of the count of all ballots and proxies for all matters submitted to a vote of stockholders at the Meeting is as follows:

1. TO ELECT THIRTEEN DIRECTORS

	In Favor	Withheld
Samuel H. Armacost	486,052,444	22,095,068
Kenneth T. Derr	486,780,099	21,367,413
Sam Ginn	487,192,898	20,954,614
Ambassador Carla Anderson Hills	486,673,594	21,473,918
Senator J. Bennett Johnston	486,333,067	21,814,445
Richard H. Matzke	486,833,265	21,314,247
David J. O'Reilly	487,262,485	20,885,027
Charles M. Pigott	486,845,658	21,301,854
Condoleezza Rice	486,511,494	21,636,018
Frank A. Shrontz	486,912,740	21,234,772
James N. Sullivan	486,899,948	21,247,564
Chang-Lin Tien	486,709,078	21,438,434
John A. Young	487,042,612	21,104,900

Attachment I

2. TO RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

In Favor	Against	Abstain	Broker Non-Votes
504,113,067	2,344,331	1,690,013	101

3. STOCKHOLDER PROPOSAL TO ADOPT A TOXIC CHEMICALS INFORMATION POLICY

In Favor	Against	Abstain	Broker Non-Votes
26,461,991	376,639,206	25,205,948	79,840,367

4. STOCKHOLDER PROPOSAL TO REPORT ON GREENHOUSE GAS EMISSIONS

In Favor	Against	Abstain	Broker Non-Votes
29,847,863	373,447,690	25,037,257	79,814,702

5. STOCKHOLDER PROPOSAL TO ABANDON ANWR DRILLING PLANS:

In Favor	Against	Abstain	Broker Non-Votes
15,988,163	386,098,468	26,244,535	79,816,346

DATED: May 3, 1999

Duane P. Knutson
Duane P. Knutson
ChaseMellon Shareholder Services, LLC

CHEVRON CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
APRIL 26, 2000

CERTIFICATE OF INSPECTOR OF ELECTION

Duane P. Knutson, of ChaseMellon Shareholder Services, L.L.C., duly appointed to act as Inspector of Election for the Annual Meeting of Stockholders of Chevron Corporation (the "Company") held on April 26, 2000 (the "Meeting"), does hereby certify as follows:

- 655,618,874 shares of common stock of the Company were outstanding and entitled to vote at the Meeting.
- 501,000,294 shares were represented at the Meeting.
- All ballots and proxies received from stockholders for the Meeting were examined to determine whether they were valid and properly executed by the stockholder. All valid ballots and proxies were counted. Invalid ballots and proxies were not counted.
- No challenges were made to any determinations by the Inspector of Election.
- In some cases, proxies were submitted by banks, brokers, their nominees, or similar persons which represented more votes than the number of shares held of record (as shown by the records of a security depository and provided to the tabulator). In the case of such overvote, the number of shares voted was reduced to an amount equal to the number of shares held of record. No contact was made with brokers, banks, their nominees, or similar persons to reconcile these overvotes.
- I hereby certify that my determination of the count of all ballots and proxies for all matters submitted to a vote of stockholders at the Meeting is as follows:

1. TO ELECT TWELVE DIRECTORS

	In Favor	Withheld
Samuel H. Armacost	494,753,742	6,246,552
Samuel L. Ginn	495,461,126	5,539,168
Ambassador Carla Anderson Hills	494,950,108	6,050,186
Senator J. Bennett Johnston	494,848,057	6,152,237
Richard H. Matzke	495,087,780	5,912,514
David J. O'Reilly	495,547,315	5,452,979
Charles M. Pigott	494,926,343	6,073,951
Condoleezza Rice	495,053,628	5,946,666
Frank A. Shrontz	494,990,228	6,010,066
James N. Sullivan	495,162,308	5,837,986
Chang-Lin Tien	495,139,114	5,861,180
John A. Young	495,302,836	5,697,458

2. To Increase Shares of Common Stock

In Favor	Against	Abstain	Broker Non-Votes
476,927,106	20,743,552	3,327,732	1,904

3. Ratification of Accountants

In Favor	Against	Abstain	Broker Non-Votes
496,153,859	1,769,052	3,077,372	11

4. **Stockholder Proposal to Eliminate Bioaccumulative Halogenated Pollutants**

In Favor	Against	Abstain	Broker Non-Votes
26,238,638	364,666,135	23,115,637	86,979,884

5. **Stockholder Proposal to Report On Potential Environmental Damage to ANWR**

In Favor	Against	Abstain	Broker Non-Votes
27,804,080	363,730,336	22,495,539	86,970,339

6. **Stockholder Proposal to Report on Greenhouse Gas Emissions**

In Favor	Against	Abstain	Broker Non-Votes
34,366,814	356,911,119	22,752,425	86,969,936

DATED: April 28, 2000

Duane P. Knutson
Duane P. Knutson
ChaseMellon Shareholder Services, L.L.C.

CHEVRON CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
APRIL 25, 2001

CERTIFICATE OF INSPECTOR OF ELECTION

Duane P. Knutson, of Mellon Shareholder Services, L.L.C., duly appointed to act as Inspector of Election for the Annual Meeting of Stockholders of Chevron Corporation (the "Company") held on April 25, 2001 (the "Meeting"), does hereby certify as follows:

- 641,265,353 shares of common stock of the Company were outstanding and entitled to vote at the Meeting.
- 526,727,568 shares were represented at the Meeting.
- All ballots and proxies received from stockholders for the Meeting were examined to determine whether they were valid and properly executed by the stockholder. All valid ballots and proxies were counted. Invalid ballots and proxies were not counted.
- No challenges were made to any determinations by the Inspector of Election.
- In some cases, proxies were submitted by banks, brokers, their nominees, or similar persons which represented more votes than the number of shares held of record (as shown by the records of a security depository and provided to the tabulator). In the case of such overvote, the number of shares voted was reduced to an amount equal to the number of shares held of record. No contact was made with brokers, banks, their nominees, or similar persons to reconcile these overvotes.
- I hereby certify that my determination of the count of all ballots and proxies for all matters submitted to a vote of stockholders at the Meeting is as follows:

1. To Elect Nine Directors

	In Favor	Withheld
S.H. Armacost	520,649,834	6,077,734
S.L. Ginn	521,658,043	5,069,525
C.A. Hills	521,147,997	5,579,571
J.B. Johnston	521,013,884	5,713,684
R.H. Matzke	521,066,635	5,660,933
D.J. O'Reilly	521,822,139	4,905,429
F.A. Shrontz	521,370,608	5,356,960
C. Ware	520,967,009	5,760,559
J.A. Young	521,446,364	5,281,204

2. **To Increase Shares of Chevron Stock**

In Favor	Against	Abstain	Broker Non-Votes
508,437,679	14,297,258	3,989,937	2,694

3. **Ratification of Accountants**

In Favor	Against	Abstain	Broker Non-Votes
505,470,681	17,567,712	3,689,184	0

4. **Stockholder Proposal to Eliminate Bioaccumulative Halogenated Pollutants**

In Favor	Against	Abstain	Broker Non-Votes
31,855,549	391,173,462	18,534,418	85,164,139

5. **Stockholder Proposal to Report On Potential Environmental Damage to ANWR**

In Favor	Against	Abstain	Broker Non-Votes
43,440,369	376,787,481	21,341,873	85,157,845

6. **Stockholder Proposal to Report on Greenhouse Gas Emissions**

In Favor	Against	Abstain	Broker Non-Votes
40,271,902	378,189,863	23,103,467	85,162,336

DATED: April 30, 2001

Duane P. Knutson
Duane P. Knutson
Mellon Shareholder Services LLC

H:\Docs\Knutson\2001\Chevron

ChevronTexaco Corporation
Secretary's Department
575 Market Street, Room 3810
San Francisco, CA 94105
Tel (415) 894-7157
Fax (415) 894-7774
AnnePayne@chevrontexaco.com

Anne M. Payne
Legal & Compliance Counsel

ChevronTexaco

February 28, 2002

Sent Via Fax #(202) 942-9635
Attn: Grace Lee

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: ChevronTexaco 2002 Stockholder Proposal

Ladies and Gentlemen:

We wish to withdraw our January 24, 2002 request for a No Action letter on the captioned proposal which requested that ChevronTexaco report on the company's greenhouse gas emissions and the cost of reducing them. The proposal has been withdrawn by all of the proponents.

Please contact me at the above address if you have any questions or require additional information.

Very truly yours,

Anne M. Payne

SISTERS OF ST. DOMINIC OF
CALDWELL, NJ
OFFICE OF CORPORATE RESPONSIBILITY
52 Old Swartswood Station Road
Newton, NJ 07860
973-579-1732 voice
973-579-9919 Fax

RECEIVED
02 FEB 20 PM 2:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 19, 2002

Ms. Patricia Lovett-Tai
Office of Corporate Secretary
ChevronTexaco Corporation
575 Market Street
San Francisco, CA 94105

Ms. Lovett-Tai:

Attached is the withdrawal letter from the Dominican Sisters of Caldwell, NJ for Mr. Reilly. Should you have any questions or concerns, feel free to contact me at the Tri-State Coalition for Responsible Investment. The number is 973-579-1732.

Thank you

Joan Driscoll-Kelly

Cc: Kier Gumbs, SEC

SISTERS OF ST. DOMINIC OF CALDWELL, NJ
OFFICE OF CORPORATE RESPONSIBILITY
52 Old Swartswood Station Road
Newton, NJ 07860
973 579-1732 voice
973 579-9919 Fax

RECEIVED
02 FEB 20 PM 2:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 11, 2002

Mr. David O'Reilly
Chair and CEO
ChevronTexaco Corporation
575 Market Street
San Francisco, CA 94105

Dear Mr. O'Reilly:

On behalf of all of the proponents of the shareholder resolution regarding Greenhouse Gas Emissions, I am hereby authorized to withdraw the resolution.

Since it was announced that we received 10% of the vote at the last Annual Meeting for a similar resolution, we presumed that we were eligible to refile.

On behalf of the shareholders I want to convey our gratitude for our Company's willingness to meet. We look forward to hearing of Chevron Texaco's initiatives in addressing climate change concerns.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

Tri-State Coalition
for Responsible Investment

52 Old Swartswood Station Road
Newton, NJ 07860-5103
(973) 579-1732
Fax: (973) 579-9919
E-mail: tricri@mindspring.com

BY FACSIMILE

To: Kier Gumbs

From: Patricia Daly

Date: 2-20-02

Re: Letter of withdrawal - [ChevronTexaco] on shareholder resolution

Pages: 3 (inc. cover)